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As filed with the Securities and Exchange Commission on November 2, 2011

Registration Statement Nos. 333-177131 and 333-177530

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM S-11
FOR REGISTRATION
UNDER
THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

STAG Industrial, Inc.
(Exact name of registrant as specified in its governing instruments)

99 High Street, 28th Floor
Boston, Massachusetts 02110
(617) 574-4777
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

Benjamin S. Butcher
Chairman, Chief Executive Officer and President
STAG Industrial, Inc.
99 High Street, 28th Floor
Boston, Massachusetts 02110
(617) 574-4777
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:
Jeffrey M. Sullivan, Esq. Karolyn E. Johnson, Esq. DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612 Tel: (919) 786-2000 Fax: (919)786-2200	Gilbert G. Menna, Esq. Daniel P. Adams, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 Tel: (617) 570-1000 Fax: (617) 523-1231

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

         If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☒ Registration Statement Nos. 333-177131 and 333-177530

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

         The Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act.

 Explanatory Note

        This Post-Effective Amendment No. 1 (the "Amendment") relates to the Registrant's Registration Statement on Form S-11, as amended (File No. 333-177131), initially filed by the Registrant on October 3, 2011 and declared effective by the Securities and Exchange Commission on October 26, 2011, and the Registration Statement on Form S-11 (File No. 333-177530), which became effective upon filing with the Securities and Exchange Commission on October 26, 2011 (collectively, the "Registration Statements"). The Registrant is filing this Amendment for the sole purpose of replacing Exhibits 3.3 and 5.1 to the Registration Statements. This Amendment does not modify any provision of Part I or Part II of the Registration Statements other than supplementing Item 36(b) of Part II as set forth below.

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.    Financial Statements and Exhibits

        (b)   Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this registration statement:

Exhibit Number	Description
3.3	Articles Supplementary of STAG Industrial, Inc.
5.1	Opinion of DLA Piper LLP (US) relating to the legality of the securities being registered
24.1	Power of Attorney (previously filed in the registrant's Registration Statement on Form S-11 (File No. 333-177131) and incorporated herein by reference)

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a post-effective amendment under Rule 462(d) and has duly caused this post-effective amendment no. 1 to the registration statement on Form S-11 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boston, Commonwealth of Massachusetts, on the 2nd day of November, 2011.

STAG Industrial, Inc.
By:	/s/ BENJAMIN S. BUTCHER
Name:	Benjamin S. Butcher
Title:	Chairman, Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature		Title	Date

/s/ BENJAMIN S. BUTCHER Benjamin S. Butcher		Chairman, Chief Executive Officer and President	November 2, 2011
/s/ GREGORY W. SULLIVAN Gregory W. Sullivan		Chief Financial Officer, Executive Vice President and Treasurer (principal financial and accounting officer)	November 2, 2011
* F. Alexander Fraser		Director	November 2, 2011
* Jeffrey D. Furber		Director	November 2, 2011
* Larry T. Guillemette		Director	November 2, 2011
* Francis X. Jacoby III		Director	November 2, 2011
* Edward F. Lange, Jr.		Director	November 2, 2011
* Hans S. Weger		Director	November 2, 2011
*By:	/s/ BENJAMIN S. BUTCHER Benjamin S. Butcher Attorney-in-Fact

 EXHIBIT INDEX

Exhibit Number	Description
3.3	Articles Supplementary of STAG Industrial, Inc.
5.1	Opinion of DLA Piper LLP (US) relating to the legality of the securities being registered
24.1	Power of Attorney (previously filed in the registrant's Registration Statement on Form S-11 (File No. 333-177131) and incorporated herein by reference)

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Explanatory Note
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 36. Financial Statements and Exhibits
SIGNATURES
EXHIBIT INDEX